Blue Star Foods Corp.

3000 NW 109th St.

Miami Florida, 33172

August 31, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Blue Star Foods Corp.
Registration Statement on Form S-1
File No. 333-273525

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Blue Star Foods Corp., hereby respectfully requests acceleration of the effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 9:00 a.m. Eastern Time, on Friday, September 1, 2023, or as soon as practicable thereafter.

Very truly yours,

Blue Star Foods Corp.

By:	/s/ John Keeler
John Keeler
Chief Executive Officer